UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

BLACK BOX CORPORATION
(Exact name of the registrant as specified in its charter)

Delaware	0-18706	95-3086563
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1000 Park Drive Lawrence, Pennsylvania	15055
(Address of Principal Executive Offices)	(Zip Code)

Ronald Basso, Esquire
Executive Vice President, General Counsel & Secretary
(724) 746-5500
(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1     Conflict Minerals Disclosure
Item 1.01     Conflict Minerals Disclosure and Report
This Form SD of Black Box Corporation (“Black Box,” the “Company,” “we,” “our,” or “us”) is filed pursuant to Rule 13p-1 (collectively, including the Form SD, the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, (the “Act”) for the reporting period January 1, 2016 to December 31, 2016 (the “2016 Compliance Period”).
Black Box evaluated its current product lines and determined that, for the 2016 Compliance Year, certain products we manufacture or contract to manufacture contain gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (the “Conflict Minerals” that are necessary to the functionality or production of such product line (“Covered Products”). Accordingly, we undertook a Reasonable Country of Origin Inquiry (“RCOI”) to determine whether the Conflict Minerals contained in our current product lines were sourced from the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively referred to as the “Covered Countries”) or from recycled or scrap sources. Following such inquiry, we concluded in good faith that in 2016 we did not have sufficient information from our suppliers to reach a conclusion as to all sources of Conflict Minerals in the Covered Products.
Black Box exercised due diligence, as more fully described in the attached Conflict Minerals Report, to determine the source and chain of custody of Conflict Minerals for the Covered Products. See Appendix A for smelters and refiners that were obtained via company-level responses from our suppliers.
Forward-Looking Statements
When included in this Report, the words "expects," "believes" and "anticipates" and analogous expressions are intended to identify forward-looking statements. One can also identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. Such statements are inherently subject to a variety of risks and uncertainties that could cause actual results to differ materially from those projected. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and speak only as of the date of this Report. The Company expressly disclaims any obligation or undertaking to release publicly any updates or any changes in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any statement is based.
Item 1.02     Exhibits
As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this Form SD. The Conflict Minerals Report also is publicly available on our Internet website at http://investor.blackbox.com/financials.cfm.
Section 2     Exhibits
Item 2.01     Exhibits
Exhibit No.     Description
1.01        Conflict Minerals Report

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.
BLACK BOX CORPORATION
Date: May 31, 2017
/s/ DAVID J. RUSSO
David J. Russo
Senior Vice President, Chief Financial Officer
and Treasurer (Principal Accounting Officer)
Exhibit Index
Exhibit No.     Description
1.01        Conflict Minerals Report